

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 14, 2009

David R. Bethune
Chairman and Chief Executive Officer
Zila, Inc.
16430 North Scottsdale Road, Suite 450
Scottsdale, AZ 85254-1770

> **Re: Zila, Inc.
> Preliminary Proxy Statement on Schedule 14A
> Filed July 2, 2009
> File No. 000-17521**

Dear Mr. Bethune:

We have completed our limited review of your preliminary proxy statement and have no further comments at this time. You may contact Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Michael M. Donahey, Esq.
Snell & Wilmer LLP
(via facsimile)